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                            April 14, 2023

       Bradley Herring
       Chief Financial Officer
       Enfusion, Inc.
       125 South Clark Street, Suite 750
       Chicago, IL 60603

                                                        Re: Enfusion, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 10,
2023
                                                            Form 8-K furnished
on March 7, 2023
                                                            File No. 001-40949

       Dear Bradley Herring:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Note 3. Summary of Significant Accounting Policies
       Revenue Recognition
       Service contract with multiple performance obligations, page F-12

   1. Please tell us what is meant by your reference here to "highly specialized knowledge required to execute on
our solution." Also, tell us you how you considered the guidance in ASC 606-10-25-21 in
determining that implementation services are not separately
                                                        identifiable within the
context of the contract. In your response, provide us with the amount of
implementation services for each period presented.
 Bradley Herring
Enfusion, Inc.
April 14, 2023
Page 2
Remaining Performance Obligations, page F-12

2. We note that you expect to recognize the remaining performance obligations over the next one to five years. Please revise to disclose when you expect to recognize such amounts as revenue on a quantitative basis using time bands that would be most appropriate for the duration of the remaining performance obligations or by providing qualitative information. Refer to ASC 606-10-50-13.
Note 11. Loss per Class A Common Share, page F-23

3.       Your presentation of net loss per share of Class A common stock
includes an    adjustment
         to loss attributable to common stockholders    for both periods.
Please describe for us the
         nature of this adjustment as well as the authoritative accounting guidance that you relied upon.
Form 8-K Furnished on March 7, 2023

Exhibit 99.1, page 19

4. Please tell us what the adjustment for "bonus timing and non-recurring expenses" included in the adjusted free cash flow measure represents. In this regard, tell us whether the bonus adjustment relates to cash bonuses or share-based compensation and what portion of the bonus is included in the adjustment (i.e. the amortized portion or the remaining unamortized balance). Also, provide us with a breakdown of the non-recurring or unusual items for each period presented. Lastly, explain what this measure is intended to convey.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



FirstName LastNameBradley Herring                              Sincerely,
Comapany NameEnfusion, Inc.
                                                               Division of
Corporation Finance
April 14, 2023 Page 2                                          Office of
Technology
FirstName LastName